6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 30, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

May 24, 2006
P 262/06e
Michael Grabicki
Phone:     +49 621 60 99938
Fax:       +49 621 60 92693
michael.grabicki@basf.com


US media contact:
-----------------
Rand Pearsall
Phone:     +1 973 245 6820
Fax:       +1 973 245 6714
rand.pearsall@basf.com


Analysts/Investors contact:
---------------------------
Christoph Beumelburg
Phone:     +1 973 245 6013
Cell:      +1 973 519 2981
Fax:       +1 973 245 6714
christoph.beumelburg@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com

Corporate Media Relations
Phone: +49 621 60-20916
Fax:     +49 621 60-92693
presse.kontakt@basf.com


ISS recommends that Engelhard's shareholders vote "FOR" BASF's nominees

Ludwigshafen,  Germany, May 24, 2006 - BASF Aktiengesellschaft  (Frankfurt: BAS,
NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that Institutional Shareholder Services (ISS) has recommended that Engelhard's shareholders vote for BASF's five nominees for election to Engelhard's Board of Directors at the June 2 Annual Shareholders' Meeting.

ISS is a highly respected, independent proxy advisory firm, and its voting analyses and recommendations are relied upon by hundreds of institutional investors, mutual funds, and fiduciaries throughout the world.

BASF is pleased that ISS has recognized the value and certainty of BASF's all-cash offer and recommended that Engelhard's shareholders vote "FOR" BASF's nominees.


BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than (euro)42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

Page 2                                                          P 262/06e

BASF is currently soliciting proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on May 12, 2006, and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. All Engelhard stockholders are strongly encouraged to read the definitive proxy statement, because it contains important information. Engelhard stockholders may obtain copies of the definitive proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the definitive proxy statement on Schedule 14A that BASF filed with the SEC on May 12, 2006.

BASF may also solicit written consents of Engelhard stockholders to (a) amend the bylaws of Engelhard to increase the number of directors on Engelhard's Board of Directors to twelve and provide that any newly created vacancies on Engelhard's Board of Directors shall be filled by Engelhard's stockholders, and
(b) to appoint individuals selected by BASF to fill the vacancies created thereby (the "Proposals"). Full details of the Proposals are contained in the preliminary consent solicitation statement on Schedule 14A that BASF filed with the SEC on May 15, 2006. All Engelhard stockholders are strongly encouraged to read the preliminary consent statement and the definitive consent statement when they are available because they will contain important information. Engelhard stockholders may obtain copies of the preliminary consent statement and related materials for free at the SEC's website at www.sec.gov. The identity of people who, under SEC rules, may be considered "participants in a solicitation" of consents for the Proposals and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the preliminary consent statement on Schedule 14A filed with the SEC on May 15, 2006.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

Page 3                                                          P 262/06e

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's most recent Form 20-F filed with the SEC.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BASF Aktiengesellschaft


May 30, 2006                       By: /s/ Elisabeth Schick
                                   ------------------------------------
                                   Name: Elisabeth Schick
                                   Title: Director Site Communications
                                   Ludwigshafen and Europe


                                   By: /s/ Christian Schubert
                                   ------------------------------------
                                   Name: Christian Schubert
                                   Title: Director Corporate Communications
                                   BASF Group